As filed with the Securities and Exchange Commission on April 20, 2016

Securities and Exchange Commission

Washington, D.C. 20549

_______________________

SCHEDULE TO

_______________________

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

_______________________

The Zweig Total Return Fund, Inc.

(Name of Subject Company [Issuer])

_______________________

The Zweig Total Return Fund, Inc.

(Name of Filing Persons)

_______________________

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

989837208

(CUSIP Number of Class of Securities)

101 Munson Street
Greenfield, MA 01301-9683

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (800) 272-2700

William Renahan, Esq.

Vice President, Chief Legal Officer &

Secretary for the Registrant
100 Pearl Street
Hartford, CT 06103-4506

(Name and Address of Agent for Service)

_______________________

Copy to:

Christopher P. Harvey, Esq. Dechert LLP One International Place 40th Floor 100 Oliver Street Boston, MA 02110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

_______________________

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

Dear Shareholder,

You are receiving this letter because our records indicate that you remain in possession of certificated shares of The Zweig Total Return Fund, Inc. that were not surrendered in connection with the Fund’s 1-for-4 reverse stock split that occurred in 2012. The Fund no longer issues certificated shares, and holders are required to surrender such shares to the Fund in exchange for non-certificated shares reflecting the 2012 one-for-four reverse stock split. Shareholders currently holding certificated shares, like yourself, are not able to trade shares represented by the certificates until the certificated shares are surrendered and exchanged for the non-certificated shares. Uncertificated shares are reflected only in the Fund’s record books and are not represented by physical certificates.

Computershare, our exchange agent, has provided to you previously copies of a letter of transmittal to surrender and exchange your certificated shares. An additional copy of that document is attached. Please complete and return that document as soon as possible to surrender and exchange your certificated shares. Please call Shareholder Services at 1-800-272-2700 if you have any questions regarding the surrender and exchange process.

The Fund recently announced a tender offer for up to 15% of its issued and outstanding shares of common stock for cash at a price per share equal to 98% of the net asset value per share, as will be further described in the tender offer materials (the “Tender Offer”). If you wish to participate in the Tender Offer when it commences, you will first need to surrender and exchange your certificated shares for uncertificated shares that reflect the 2012 one-for-four reverse stock split using the enclosed letter of transmittal. It is currently contemplated that the Tender Offer will expire on May 26, 2016 (unless extended). Therefore, if you wish to participate in the Tender Offer, you will need to surrender and exchange your certificated shares as soon as possible.

Sincerely,

/s/ Heidi Griswold

Heidi Griswold

Vice President, Mutual Fund Services